As filed with the Securities and Exchange Commission on June 13, 2012

Registration No. 333-181367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Exact name of registrant as specified in its charter)

Bermuda	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: +886.3.563.3988

Facsimile: +886.3.563.3998

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

Telephone: +1.212.894.8940

(Name, address, and telephone number of agent for service)

Copies to:

Remsen Kinne

K&L Gates LLP.

Four Embarcadero Center, Suite 1200

San Francisco, CA 94111-5994

United States of America

P: +1.415.882.8200

F: +1.415.882.8220

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Shares of $0.04 par value per share	2,500,364	$10.71	$26,778,898	$3,475

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall be deemed to cover an indeterminate number of additional securities to be offered as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low sales prices on the NASDAQ Capital Market on June 4, 2012 of the common shares of the Registrant ($10.71).
(3)	This fee, comprising the amounts of $2,493.00 and $982.00, for 1,700,364 and 800,000 common shares, respectively, is based upon the average of the high and low sales prices on the NASDAQ Capital Market on May 7 and June 4, 2012 of the common shares of the Registrant ($12.79 and $10.71), and was previously paid upon filing of our initial Registration Statement on Form F-3 on May 11, 2012 and Amendment No. 1 to Form F-3 (File No. 333-181367) on June 5, 2012, respectively.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated June 13, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Up to 2,500,364 COMMON SHARES

Through this prospectus, the selling shareholders named in the section “Selling Shareholders,” may separately or collectively sell in one or more offerings pursuant to this registration statement up to 2,500,364 of our common shares. Information on the selling shareholders and the times and manner in which they may offer and sell our common shares is described under the sections entitled “Selling Shareholders” and “Plan of Distribution” in this prospectus.

Our common shares are currently listed on NASDAQ Capital Market under the symbol “IMOS.” On June 12, 2012, the last reported sale price of our common shares on the NASDAQ Capital Market was $10.89.

Investing in our shares involves risks. See the section entitled “Risk Factors” beginning on page 7 of this prospectus, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein to read about factors you should consider before investing in our shares.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

A copy of this prospectus has been filed or will, as soon as reasonably practicable, be filed with the Registrar of Companies in Bermuda (the “Bermuda Registrar”). In accepting the prospectus for filing and in granting such consent, the Bermuda Registrar accepts no responsibility for the financial soundness of our Group or any proposal or for the correctness of any of the statements made or opinions expressed herein or any of the other documents referred to in this prospectus.

The date of this prospectus is             , 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, the selling shareholders may sell in one or more offerings pursuant to this registration statement up to 2,500,364 of our common shares. This prospectus provides you with a general description of our common shares. We will provide updated information if required whenever the selling shareholders offer our common shares pursuant to this prospectus. This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered common shares. The prospectus supplement may also add, update or change the information contained in this prospectus. Before purchasing any of the shares, you should carefully read both this prospectus and any supplement thereof, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information About Us.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“we,” “us,” “our company,” “our,” “Our Group” or “ChipMOS” refers to ChipMOS TECHNOLOGIES (Bermuda) LTD., a Bermuda company, its predecessor entities and its subsidiaries;

•

“China,” “Mainland China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus and any prospectus supplement, Republic of China, or Taiwan and the special administrative regions of Hong Kong and Macau;

•	“USD”, “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; “NT$” and “NTD” refer to the legal currency of the Republic of China or Taiwan; and

•	“shares” or “common shares” refers to our Common Shares, par value US$0.04 each.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of documents establishing the terms of the offered shares are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website at http://www.sec.gov.

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is http://www.chipmos.com.tw. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document. The incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed at a later date.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on April 26, 2012;

•	our reports on Form 6-K filed with the SEC on April 10, 2012, May 18, 2012 and May 24, 2012; and

•

with respect to each offering of the shares under this prospectus, all subsequent reports on Form 20-F and if applicable, any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and prior to the termination or completion of that offering under this prospectus.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 26, 2012 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP which differs in certain material respects from US GAAP, and include presentations reconciled to US GAAP as required pursuant to Form 20-F’s applicable provisions.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Shou-Kang Chen

Chief Financial Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: +886.3.563.3988

Facsimile: +886.3.563.3998

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these shares in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

Investing in our common shares involves risk. You should carefully consider the risks and discussion of risks under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, and the information contained in documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business, results of operations or financial condition before making an investment in our securities. Please see “Incorporation of Documents By Reference.” In addition, you should also consider carefully the risks set forth below as well as other information we include or incorporate by reference in any subsequent prospectus supplement that may be filed by us before investing in any securities offered by this prospectus. The risks and uncertainties we have described are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline.

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

Since 2009 and through 2011, global credit and financial markets have experienced severe disruptions. These include diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of the current global credit and financial markets crisis. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and testing services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, which adversely affected our business. As a result of the industry downturn, our net revenue for 2009 decreased 29% from 2008 levels. This industry downturn started to recover from the second quarter of 2009, and our net revenue for 2010 increased 42% from 2009 levels. Our net revenue for 2011 increased 6% from 2010 levels and generated a net loss of NT$15 million in 2011. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. Weak demand for LCD and other flat-panel display products began in 2007 and adversely affected our operating results in 2008, 2009, and 2010. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued in 2010 and 2011. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our net revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our testing and assembly services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. See also “—A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability”. If we cannot reduce the cost of our testing and assembly services, or introduce higher-margin testing and assembly services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor testing and assembly services could reduce our profitability.

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and assembly requirements to independent companies. A substantial portion of our net revenue is indirectly generated from providing semiconductor assembly and testing services to these IDMs and fabless companies. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

Risks Relating to Our Business

If we are unable to compete effectively in the highly competitive semiconductor testing and assembly markets, we may lose customers and our income may decline.

The semiconductor testing and assembly markets are very competitive. We face competition from a number of IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China, Thailand, Vietnam and the Philippines. Any renewed or continued erosion in the prices or demand for our testing and assembly services as a result of increased competition could adversely affect our profits.

We are highly dependent on the market for memory products. A downturn in market prices for these products could significantly reduce our net revenue and net income.

A significant portion of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 66%, 62% and 57% of our net revenue in 2009, 2010 and 2011, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in 2009, 2010 and 2011 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$1,986 million, NT$3,199 million and NT$3,986 million in 2009, 2010 and 2011, respectively. We invested NT$37 million, NT$1,659 million and NT$1,188 million in 2009, 2010 and 2011, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other flat-panel display driver semiconductors and related testing and assembly services increased in 2011 compared to the market demand in 2010. Any significant decrease in demand for these products and our related services, however, would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2011, we had approximately NT$8,484 million and NT$1,231 million outstanding long-term and short-term indebtedness, respectively. Our long-term indebtedness as of December 31, 2011, represented bank loans with an interest rate between 1.92% and 3.0421%. As of December 31, 2011, NT$799 million of our short-term indebtedness and NT$8,484 million of our long-term indebtedness was secured by collateral comprised of assets owned by ChipMOS Taiwan and ThaiLin.

Our significant indebtedness poses risks to our business, including the risks that:

•

we may have to use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our ability to sell assets or seek additional capital may be adversely affected by security interests in our assets granted to our lenders as collateral;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors may be less leveraged than we are.

For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

Our results of operations may fluctuate significantly and may cause the market price of our common shares to be volatile.

Our results of operations have varied significantly from period to period and may continue to vary in the future. Among the more important factors affecting our quarterly and annual results of operations are the following:

•	our ability to accurately predict customer demand, as we must commit significant capital expenditures in anticipation of future orders;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our testing and assembly services, due to our high percentage of fixed costs;

•	changes in prices for our testing and assembly services;

•	volume of orders relative to our testing and assembly capacity;

•	capital expenditures and production uncertainties relating to the roll-out of new testing or assembly services;

•	our ability to obtain adequate testing and assembly equipment on a timely basis;

•	changes in costs and availability of raw materials, equipment and labor;

•	changes in our product mix; and

•	earthquakes, drought and other natural disasters, as well as industrial accidents.

Because of the factors listed above, our future results of operations or growth rates may be below the expectations of research analysts and investors. If so, the market price of our common shares, and the market value of your investment, may fall.

The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Shih-Jye Cheng, our chairman and chief executive officer, was indicted by the Taipei District Prosecutor’s Office, or the prosecutor, in December 2005. Based upon information released by the prosecutor, the indictment alleges that Mr. Shih-Jye Cheng, as instructed by Mr. Hung-Chiu Hu, purchased repurchase notes on January 6, January 13, and January 28, 2004 from Founder Associates Limited, a British Virgin Islands company affiliated with Mega Securities Co., Ltd. (formerly known as Barits International Securities Co., Ltd.), with an aggregate principal amount of approximately US$29 million, by using corporate funds from ChipMOS Taiwan and ThaiLin. The indictment further alleges that these repurchase notes were used as a cover to misuse the corporate funds of Mosel Vitelic Inc. (“Mosel”), and its affiliated entities, including ChipMOS Taiwan and ThaiLin, in violation of ROC law. In addition, the indictment alleges that Mr. Hu and others were engaged in the insider trading of the securities of Mosel in violation of ROC law, but none of the current officers at ChipMOS Taiwan or ThaiLin was indicted in this regard.

On January 5, 2006, our board established a special committee to evaluate the circumstances surrounding the indictment of Mr. Cheng. The special committee engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation. As of March 31, 2012, the special committee was solely comprised of Mr. Yeong-Her Wang, our independent director.

The special committee’s investigation focused on (1) the probability that Mr. Shih-Jye Cheng would be convicted on the charges described in the indictment, (2) whether the indictment resulted in any pecuniary or other damage to us, (3) whether there were any internal control weaknesses related to the investments in repurchase notes within ChipMOS Bermuda and its subsidiaries and (4) whether ChipMOS Bermuda is required by applicable laws or the NASDAQ Global Select Market listing requirements to take any action in connection with the indictment. The special committee did not attempt to independently determine whether Mr. Cheng had engaged in any wrongdoing in connection with the investments in repurchase notes, irrespective of whether such wrongdoing would lead to a conviction on the charges under the indictment.

On June 28, 2006, the special committee issued its report, including its findings and recommendations. Based upon the results of its investigation, it found that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the indictment, (2) Baker & McKenzie, after reviewing the indictment and the prosecutor’s exhibits, has found that the evidence produced by the prosecutor seems to be inadequate and that there is a low probability of the charge of irregular transactions in the indictment being founded, (3) the financial advisor to the special committee has found that we suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to our subsidiaries involved, (4) we have suffered no identifiable harm to our reputation or business and (5) Mr. Cheng has not been impaired by the indictment to perform as our chairman and chief executive officer. The special committee recommended that our board maintain Mr. Cheng as our chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Cheng having recused himself) resolved to accept and adopt the special committee’s recommendation with regard to Mr. Cheng. Our board of directors also resolved to continue the role of the special committee for the duration of the ongoing criminal proceeding involving Mr. Cheng to actively monitor any developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court held four trial hearings in 2008, six trial hearings in 2009 and six trial hearings in 2010. Due to the rotation of the judges in the meantime, a new bench was formed at the beginning of 2010 to try this case. Two trial hearings have since been conducted by the new bench in 2011. Another trial hearing was scheduled on May 21, 2012.

Theoretically, as a result of prosecutor’s appeal, Mr. Cheng may still be convicted of one or more charges in the indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the special committee may make recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries. However, up to the present, no new evidence or charge has been presented or collected by the prosecutor or the Court. Therefore, we are reasonably confident that the non-guilty judgment for Mr. Cheng will be maintained by the Taiwan High Court. If Mr. Cheng is convicted, or in light of any new developments, the special committee may recommend or our board of directors may otherwise decide that it is in the Company’s best interests that Mr. Cheng no longer serves in all or some of his current capacities with us or our subsidiaries, or if Mr. Cheng resigns as a result of a final adverse judgment rendered against him by the court, or otherwise, the public perception of us may be seriously harmed and we would lose some or all of the services of Mr. Cheng. In addition, if Mr. Cheng is convicted and sentenced to imprisonment, the ROC Financial Supervisory Commission may subject ChipMOS Taiwan or ThaiLin to certain restrictions on financing activities if Mr. Cheng continues to serve as the chairman or president of ChipMOS Taiwan or ThaiLin. Mr. Cheng is very important to our current on-going business operations and our relationships with our customers and financing sources, and our loss of his services due to and any adverse publicity from the trial or conviction of Mr. Cheng or other key personnel could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline.

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, or delayed payment by, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations and financial condition.

We depend on a small group of customers for a substantial portion of our business. In 2011, our top five customers, collectively accounted for 50% of our net revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability.

Our customer ProMOS Technologies Inc. (“ProMOS”) is an affiliate of Mosel. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties to the Company. In March 2008, ProMOS defaulted on its payment obligations under our long-term service agreement. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. Effective March 2009, we started to request prepayments from ProMOS. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as a pledge for its payment obligations and Work-In-Process, or WIP and existing finished goods would serve as lien material. Part of ProMOS’ receivables had been recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables have been secured by equipment mortgage under the same contract arrangement. NT$7 million was received by April 2010. The remaining outstanding accounts receivables have been paid under the amended subcontracting contract and settlement with ProMOS. ProMOS paid us NT$200 million and NT$24 million in May 2010 and December 2010, respectively and the remaining NT$202 million was paid in nine monthly installments ended on March 15, 2011. All sums have been received in 2011. We have no other concern regarding the collection with ProMOS in 2011. See “Item 4. Information on the Company—Customers” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

In January 2009, our customer Spansion LLC (“Spansion”) defaulted on its payment obligations under our long-term service agreement and we subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion. In February 2010, we received from Citigroup the purchase price for the Undisputed Claim of NT$1,118 million against accounts receivable of NT$2,186 million. We recognized a related loss on sale of receivables of NT$1,068 million and we reversed the related allowance for doubtful receivables of NT$2,186 million in 2010. On October 4, 2010, ChipMOS Taiwan entered into a settlement agreement with Spansion LLC for the general unsecured claim on breach of contract and liquidated damages rights reflected in the proof of claim, Claim No. 5, against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC filed by ChipMOS Taiwan in the U.S. Bankruptcy Court. In October 2010, the Company received payment of NT$2,118 million under the Transfer of Claim Agreement to Citigroup. See “Item 4. Information on the Company—Customers” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

Since semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for their applications and new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. We cannot assure you that receivable collection difficulties experienced by us will not occur in the future. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, our net revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 80%, 73% and 68% of our total cost of revenue in 2009, 2010 and 2011, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 30%, 24% and 23% of our total cost of revenue in 2009, 2010 and 2011, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 64%, 55% and 52% of our total cost of revenue in 2009, 2010 and 2011, respectively. For bumping services, our fixed costs represented 38%, 27% and 23% of our total cost of revenue in 2009, 2010 and 2011, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

The testing and assembly process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages.

Semiconductor testing and assembly are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated testing equipment and computer software. We develop computer software to test our customers’ semiconductors. We also develop conversion software programs that enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs”. In addition, the testing process is subject to human error by our employees who operate our testing equipment and related software.

Any significant defect in our testing or conversion software, malfunction in our testing equipment or human error could reduce our production yields and damage our customer relationships.

The assembly process involves a number of steps, each of which must be completed with precision. Defective packages primarily result from:

•	contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	defective raw materials; or

•	defective plating services.

These and other factors have, from time to time, contributed to lower production yields. They may do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive, we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages. Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in a loss of customers, increased costs of production, delays, substantial amounts of returned goods and related claims by customers. Further, to the extent our customers have set target production yields, we may be required to compensate our customers in a pre-agreed manner. Any of these problems could materially adversely affect our business reputation and result in reduced net revenue and profitability.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, we may not be able to maintain or increase our current growth rate and our profits will suffer.

As our industry is highly cyclical and rapidly changing, our capital requirements are difficult to plan. To remain competitive, we may need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. To meet our liquidity, capital spending and other capital needs, we have taken and plan to take certain measures to generate additional working capital and to save cash. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus. We cannot assure you that these plans and measures will be implemented or will provide sufficient sources of capital.

In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor testing and assembly companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure, on commercially acceptable terms, critical technologies that we do not own. We cannot assure you that we will be able to independently develop, or secure from any third party, the technologies required for our testing and assembly services. Our failure to successfully obtain these technologies may seriously harm our competitive position and render us unable to provide some of our services.

Our ability to compete successfully also depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor testing and assembly industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may incur legal liabilities if we infringe upon the intellectual property or other proprietary rights of others. We are not able to ascertain what patent applications have been filed in the United States or elsewhere, however, until they are granted. If any third party succeeds in its intellectual property infringement claims against us or our customers, we could be required to:

•	discontinue using the disputed process technologies, which would prevent us from offering some of our testing and assembly services;

•	pay substantial monetary damages;

•	develop non-infringing technologies, which may not be feasible; or

•	acquire licenses to the infringed technologies, which may not be available on commercially reasonable terms, if at all.

Any one of these developments could impose substantial financial and administrative burdens on us and hinder our business. We are, from time to time, involved in litigation in respect of intellectual property rights. Any litigation, whether as plaintiff or defendant, is costly and diverts our resources. If we fail to obtain necessary licenses on commercially reasonable terms or if litigation, regardless of the outcome, relating to patent infringement or other intellectual property matters occurs, our costs could be substantially increased to impact our margins. Any such litigation could also prevent us from testing and assembling particular products or using particular technologies, which could reduce our opportunities to generate revenue. For more information on litigation in respect of intellectual property rights, see “Item 8. Financial Information—Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable.

Our operations require us to obtain sufficient quantities of raw materials at acceptable prices in a timely and cost-effective manner. We source most of our raw materials, including critical materials like leadframes, organic substrates, epoxy, gold wire and molding compound for assembly, and tapes for TCP/COF, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times, increased the price or limited the supply of required materials to us because of market shortages. Consequently, we may, from time to time, experience difficulty in obtaining sufficient quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. Although we typically maintain at least two suppliers for each key raw material, we cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality in the future. It usually takes from three to six months to switch from one supplier to another, depending on the complexity of the raw material. If we are unable to obtain raw materials and other necessary inputs in a timely and cost-effective manner, we may need to delay our production and delivery schedules, which may result in the loss of business and growth opportunities and could reduce our profitability.

If we are unable to obtain additional testing and assembly equipment or facilities in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders and may become less competitive and less profitable.

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Previously we committed to acquire certain wafer sorting testers and probers under our long-term service agreement with Spansion. We terminated that agreement and commitment on February 19, 2009, after Spansion defaulted on its payment obligations. Currently, we do not have any long-term service agreements that require our commitment to acquire additional testing and assembly equipment or facilities, however we cannot assure you that such commitment will not be made in the future. See “Item 4. Information on the Company—Customers” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

If we are unable to manage the expansion of our operations and resources effectively, our growth prospects may be limited and our future profitability may be reduced.

We expect to continue to expand our operations and increase the number of our employees. Rapid expansion puts a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we will need to implement additional operational and financial controls and hire and train additional personnel. We cannot assure you that we will be able to do so effectively in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

Bermuda law may be less protective of shareholder rights than laws of the United States or other jurisdictions.

Our corporate affairs are governed by our memorandum of association, our bye-laws and laws governing corporations incorporated in Bermuda. Shareholder suits such as class actions (as these terms are understood with respect to corporations incorporated in the United States) are generally not available in Bermuda. Therefore, our shareholders may be less able under Bermuda law than they would be under the laws of the United States or other jurisdictions to protect their interests in connection with actions by our management, members of our board of directors or our controlling shareholder.

It may be difficult to bring and enforce suits against us in the United States.

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby, our Bermuda counsel, has advised us that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

Investor confidence and the market price of our common shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude that our internal control over our financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria set forth in Internal Control—Integrated Framework issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

Any environmental claims or failure to comply with any present or future environmental regulations, or any new environmental regulations, may require us to spend additional funds, may impose significant liability on us for present, past or future actions, and may dramatically increase the cost of providing our services to our customers.

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our assembly and gold bumping processes. Although we have not suffered material environmental claims in the past, a failure or a claim that we have failed to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations or negative publicity. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may materially reduce our earnings.

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, most of our net revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies and businesses, establish joint ventures or make dispositions of our interests. For example, in September 2007, we acquired all outstanding common shares of ChipMOS Taiwan through a share exchange transaction with ChipMOS Taiwan. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and the transaction was completed in January 2011. The success of our acquisitions, investments, joint ventures and dispositions depends on a number of factors, including:

•	our ability to identify suitable investment, acquisition, joint venture or disposition opportunities;

•	our ability to reach an agreement for an acquisition, investment, joint venture or disposition opportunity on terms that are satisfactory to us or at all;

•	the extent to which we are able to exercise control over the acquired or joint venture company;

•	our ability to align the economic, business or other strategic objectives and goals of the acquired company with those of our company; and

•	our ability to successfully integrate the acquired or joint venture company or business with our company.

If we are unsuccessful in our acquisitions, investments, joint ventures and dispositions, we may not be able to implement fully our business strategy to maintain or grow our business.

We depend on key personnel, and our revenue could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2012, 9.3% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

If our security measures are breached and unauthorized access is obtained to our information technology systems, we may lose proprietary data.

Our security measures may be breached as a result of third-party action, including computer hackers, employees error, malfeasance or otherwise, and result in unauthorized access to our customers’ data or our data, including our intellectual property and other confidential business information, or our information technology systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach could result in disclosure of our trade secrets, confidential customer, supplier or employee data, which could result in legal liability, harm to our reputation and otherwise harm our business.

Risk Relating to Our Relationship with Mosel

ChipMOS Taiwan entered into certain transactions that, if determined to have constituted impermissible financings or purchases of assets or equity of Mosel under ROC law, could result in the resignations of members of our management. As a result, our business operations could be disrupted and the market price of our common shares could decline.

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. ChipMOS Taiwan purchased NT$242 million worth of Mosel shares in 2002. Lee and Li, our ROC special counsel, has advised us that these purchases do not violate relevant ROC law that prohibits a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital, because Mosel’s indirect interest (calculated as the product of (i) Mosel’s percentage interest in ChipMOS Bermuda and (ii) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. In 2005, ChipMOS Taiwan disposed of NT$84 million of Mosel shares, and in August 2006, ChipMOS Taiwan further disposed of the remaining Mosel shares for approximately NT$30 million. ChipMOS Taiwan no longer owns any Mosel shares. Lee and Li has advised that under relevant ROC law, there is no similar restriction or limitation on a subsidiary’s disposal of its parent’s equity shares, if the previous acquisitions of such shares complied with relevant ROC law. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

If it were to be determined that any of the transactions described above constituted an impermissible financing or purchase of assets of Mosel by ChipMOS Taiwan or an impermissible purchase of Mosel’s equity by ChipMOS Taiwan, then ChipMOS Taiwan’s then chairman and any responsible officers would be jointly and severally liable to ChipMOS Taiwan for any losses suffered by ChipMOS Taiwan and may also be severally liable criminally for any breach of fiduciary duties that resulted in losses and damages suffered by ChipMOS Taiwan. Moreover, certain of these transactions may not have been in full compliance with ChipMOS Taiwan’s then applicable internal procedures due to the failure to have received an appropriate valuation opinion prior to entering into such purchases. The failure to comply fully with ChipMOS Taiwan’s then applicable internal procedures could constitute evidence of a failure by the then chairman of ChipMOS Taiwan and responsible officers to comply fully with their fiduciary duties, which could result in them being held criminally liable for any breach of fiduciary duties that resulted in losses and damages to ChipMOS Taiwan. If members of our current management were held to have breached their fiduciary duties or become criminally liable for the transactions described above, they may become obliged, whether under law or otherwise, to resign from their respective positions at ChipMOS Bermuda and our affiliates. Any loss of the services of these persons could disrupt our business, damage our reputation, and cause the market price of our common shares to decline.

Risks Relating to Countries in Which We Conduct Operations

ROC laws and regulations limit or prohibit certain technology cooperation between ROC persons or entities with PRC persons or entities, and our current technology transfer arrangements between ChipMOS Bermuda and ChipMOS Shanghai may be found to be in violation of any such limitation or prohibition, which may result in a fine of between NT$50 thousand and NT$25 million and the termination of such technology transfer arrangements and therefore have a material adverse effect on the operations of ChipMOS Shanghai and our financial condition and results of operations.

ROC laws and regulations previously prohibited any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor testing and assembly technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs, or the ICM. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai certain testing and assembly-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by ChipMOS Taiwan. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to a new technology transfer agreement dated October 3, 2011 with effective date on August 1, 2012. ChipMOS Bermuda also provided ChipMOS Shanghai with technical support and consulting services under this agreement. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred 50% of the title to ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda.

In the opinion of Lee and Li, our ROC special counsel, our technology transfer arrangements as described above are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties remain regarding the interpretation and application of those laws and regulations. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If ChipMOS Taiwan were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, ChipMOS Taiwan may be subject to a fine of between NT$50 thousand and NT$25 million and may be ordered by the ICM to terminate or rectify such activity within a specified period of time. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect our Mainland China operations and our financial condition, results of operations or prospects, as well as the market price of our common shares.

Our ability to direct the operations we conduct through our subsidiaries and affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ChipMOS Taiwan, our 84.2% subsidiary as of March 31, 2012, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary as of March 31, 2012, and ChipMOS Shanghai, ThaiLin’s wholly-owned subsidiary as of March 31, 2012. We also conduct other activities through our affiliated entities.

In accordance with the various laws of the relevant jurisdictions in which our subsidiaries and affiliates are organized, each of our subsidiaries and affiliates and their respective directors owe various duties to their respective shareholders. As a result, the actions we wish our subsidiaries or affiliates to take could be in conflict with their or their directors’ legal duties owed to their other shareholders. When those conflicts arise, our ability to cause our subsidiaries or affiliates to take the action that we desire may be limited.

Any future outbreak of health epidemics and outbreaks of contagious diseases, including avian influenza, Severe Acute Respiratory Syndrome or H1N1 influenza may materially affect our operations and business.

An outbreak of a contagious disease such as New Influenza A (H1N1) or more commonly known as the “swine flue”, Severe Acute Respiratory Syndrome (SARS), or more recently, avian influenza with subtypes H5N1 and H3N2, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the impact that any further future outbreak of the aforementioned influenza viruses or other diseases could have on our business and results of operations.

We face substantial political risk associated with doing business in Taiwan, particularly due to recent domestic political events and the strained relations between the Republic of China and the People’s Republic of China, that could negatively affect our business and the market price of our common shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. Past developments related to the interaction between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

We are vulnerable to natural disasters and other events disruptive to our business and operations.

We currently provide most of our testing services through our facilities in the Hsinchu Industrial Park and the Hsinchu Science Park in Taiwan and the Shanghai Qingpu Industrial Zone, and all of our assembly services through our facilities in the Southern Taiwan Science Park in Taiwan and the Shanghai Qingpu Industrial Zone. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

Taiwan is particularly susceptible to earthquakes and typhoons. For example, in late 1999, Taiwan suffered severe earthquakes that caused significant property damage and loss of life, particularly in the central part of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced NT$1 million in damages to our machinery and equipment, NT$6 million in damages to our facilities, NT$1 million in damages to our inventory and five days of delay in our production schedule as a result of these earthquakes.

In January and February 2008, certain parts of Mainland China, particularly in the southern, central and eastern regions, experienced reportedly the most severe winter weather in the country in recent decades, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. In addition, in May 2008, certain semiconductor companies with facilities in eastern Mainland China experienced production disruption reportedly due to power stoppages caused by the failure of certain electricity supply system in the area where the plants are located. We cannot assure you that our facilities in the Shanghai Qingpu Industrial Zone will not be adversely affected by future snowstorms, power shortages, earthquakes or other similar events.

The 2011 Sendai earthquake and tsunami was a 9.0-magnitude (Mw) undersea megathrust earthquake off the coast of Japan that occurred on March 11, 2011 (the “2011 Sendai Earthquake”). The 2011 Sendai Earthquake was recorded as most powerful earthquake to hit Japan and the fourth most powerful earthquake in the world overall. The earthquake triggered tsunami warnings and evacuations along Japan’s Pacific coast and in at least 20 countries, including Taiwan and Mainland China. The earthquake and tsunami resulted in deaths, injuries and people missing across the affected Japanese prefectures and caused extensive and severe property damage in Japan, including heavy damage to roads and railways as well as fires in many areas, and dam collapse. Many electrical generators were disabled, and at least three nuclear power plant reactors partially melted down and experienced a chemical explosion extensively damaging surrounding buildings. We cannot assure you that our production facilities, operations and market located in Taiwan and Mainland China will not be adversely affected as result of the 2011 Sendai Earthquake, including as a result of radiation emission from the damaged nuclear power plants or subsequent future earthquakes that may take place.

The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan and Mainland China. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be interrupted or delayed. As a result, a major earthquake, snowstorm, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan or Mainland China could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Any future outbreak of radiation-related disease as a result of nuclear power plant reactors damage caused by the 2011 Sendai Earthquake may materially adversely affect our operations and business.

The 2011 Sendai Earthquake raises tremendous concerns about the possible effects of radiation emission from the damaged nuclear power plants. Japanese official authorities are working with experts in assessing the risk and determining the best courses of actions to implement to escape harmful radiation. The potential health effects due to exposure to harmful radiation may be temporary or permanent harmful effects in nature.

Multiple radioactive gases could possibly be emitted in a situation where uranium attains a “meltdown” state, which is a severe overheating of the core of a nuclear reactor, in which the core melts and radiation and heat are caused to escape. This would occur if the containment system partially or fully fails. The particles that are released with the gases due to the meltdown would be the spewed particles of iodine-131, strontium-90 and cesium-137. These might enter into a human by being swallowed, absorbed through the skin, or inhaled. Depending on the chemical characteristics of each of these and their predilection for certain body tissues, they could cause cancers of such organs as bones, soft tissues near bones, thyroid gland, and the bone marrow (typically known as leukemia).

Acute or very high level radiation exposure can cause a person to become very ill or to die quickly. Ionizing radiation, which is defined as high-energy particles or electromagnetic waves that can break chemical bonds, damage humans by disrupting cellular function, particularly in tissues with rapid growth and turnover of cells. Intense, high level and/or excessive radiation exposure may result in acute radiation syndrome whereby harmful effects to the human body may be evidenced by skin burns, internal organ deterioration, bleeding, vomiting, bone marrow distortion and deaths. If the radiation exposure is less intense and/or more prolonged at a lower level, then the central nervous system, kidneys, thyroid gland, and liver may be affected. Cancer is the most well known effect, and may affect virtually any significantly exposed tissue.

Certain health effects due to exposure to harmful radiation does not have adequate treatment or known cure or vaccine, consequently, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the probability of any future outbreak of radiation related diseases as a possible result of nuclear power plants damage caused by the 2011 Sendai Earthquake or the extent of the material adverse impact that this could have on our business and results of operations.

Risks Relating to Our Corporate Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness and otherwise fund and conduct our business.

The ability of our subsidiaries to pay dividends or make other distributions to us is restricted by, among other things, the availability of funds and the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

In addition, PRC law requires that our PRC-incorporated subsidiary only distributes dividends out of its net income, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, it is also required to set aside at least 10% of its after-tax net income each year into its reserve fund until the accumulated legal reserve amounts to 50% of its registered capital. PRC-incorporated companies are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve fund and the bonus and welfare fund are not distributable as dividends. Moreover, a ROC-incorporated company is only able to declare dividends at its annual general meeting of shareholders, which cannot occur until after completion of its annual financial statements. Any limitation on dividend payments by our subsidiaries could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness, and otherwise fund and conduct our business.

ThaiLin and He & Fang 2005 Revocable Living Trust, our two largest shareholders, may have significant influence over our company and may cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

As of March 31, 2012, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, directly owned 19.2% of our common shares. He & Fang 2005 Revocable Living Trust owned 10.3% of our common shares according to the 13G/A filed by He Zhengxu with SEC on January 10, 2012. These two largest shareholders, individually or collectively, through their equity interests may have significant influence over matters submitted to our shareholders for approval and other corporate actions, such as:

•	election of directors;

•	timing and manner of dividend distributions;

•	approval of contracts between us and these two largest shareholders or their respective affiliates, which could involve conflicts of interest;

•	open market purchase programs or other purchases of our common shares;

•	delay, defer or prevent a change in who controls us;

•	discourage bids for our shares at a premium over the market price; and

•	adversely affect the market price of our common shares.

Moreover, because large shareholders have potential power to direct or influence our corporate actions, we may be required to engage in transactions that may not be agreeable to our other shareholders or that may not be in the best interest of our other shareholders.

Our ability to make further investments in ChipMOS Taiwan may be dependent on regulatory approvals. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially adversely affected.

As ChipMOS Taiwan is not a listed company, it generally depends on its shareholders, ChipMOS Bermuda and Siliconware Precision, to meet its equity financing requirements. Any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant ROC authorities. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially adversely affected.

Risks Relating to Our Common Shares

Volatility in the price of our common shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our common shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Certain provisions in our constitutive documents and in our severance agreements with our executive officers make the acquisition of us by another company more difficult and costly and therefore may delay, defer or prevent a change of control.

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be re-elected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets, cannot be done without the approval of shareholders representing 70% of the total voting rights of all shareholders having the right to vote at such general meeting called to consider such extraordinary transaction. These provisions in our constitutive documents may increase the difficulty faced by a party which seeks to acquire control of our board or to approve an extraordinary transaction.

In 2007, we entered into change in control severance agreements with certain executive officers pursuant to which we agreed to pay certain severance payments if a change in control event (as defined in the change in control severance agreements) occurs and the employment of such executive officer is terminated by our company other than for cause or by such executive officer for good reasons within two years following the occurrence of the change in control event. These agreements may increase the cost of a party seeking to effect a change in control of our company.

Future sales, pledge or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2012, we had approximately 34 million common shares issued and outstanding. ThaiLin, He & Fang 2005 Revocable Living Trust, Siliconware Precision, Mosel, and DLS Capital Management, LLC, our five largest shareholders, owned 6,474,211, 3,479,751, 3,043,749, 2,698,659 and 2,252,889 common shares as of March 31, 2012, respectively, representing in the aggregate of approximately 53.2% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 6,956,522 (1,739,130) common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 12,174,998 (3,043,749) common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 8,121,266 (2,030,316) common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 4,060,633 (1,015,158) common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. Furthermore, each of Siliconware Precision, Mosel and ThaiLin may be able to sell, in any three-month period, that number of those ChipMOS common shares that each of Siliconware Precision, Mosel and ThaiLin owns, as the case may be, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act. In March 2012, Mosel sold 100,000 common shares through its wholly-owned subsidiary, Giant Haven, under Rule 144.

On September 14, 2007, ChipMOS Bermuda issued 604,124 (151,031) common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. In January 2011, the share purchase transaction was completed and we owned 84.2% of ChipMOS Taiwan’s outstanding shares as of December 31, 2011. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus, for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited (“PacMOS”), which, as of March 31, 2012, owned 3% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

The share numbers disclosed above, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

If the trading price of our common shares declines, we may face a limited public market for our common shares and reduced availability of future debt or equity financing.

Companies listed on the NASDAQ Stock Market (“NASDAQ”) are subject to delisting for, among other things, failure to maintain a minimum closing bid price of US$1.00 per share for 30 consecutive business days. We are in compliance with the NASDAQ Listing Rules as of the date of this Annual Report on Form 20-F. We were not in compliance with the NASDAQ minimum bid price requirement from September 15, 2009 until May 5, 2010, when we regained compliance. During this time, we applied for, and NASDAQ approved, the transfer of our listing from NASDAQ Global Select Market to NASDAQ Capital Market. If the bid price of our common stock falls below US$1.00 per share for 30 consecutive business days again in the future, we may be subject to delisting. If our common shares are delisted from the NASDAQ Capital Market, our common shares would likely trade in the over-the-counter market, which could make selling our common shares more difficult. Smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our common shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common shares. These factors could limit our common shares’ liquidity and result in lower prices and larger spreads in the bid and ask prices for our common shares.

Future declines in our share price could also significantly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase ownership dilution to shareholders caused by our issuing equity in financing or other transactions. A general permission under the Exchange Control Act 1972 and the Exchange Control Regulation 1973 (and other relevant legislations and regulations) has been given by the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of our common shares, notes and other securities to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an appointed stock exchange (which includes listing on the NASDAQ Capital Market). There can be no assurance that the BMA will give the same or a similar consent in the event our common shares are no longer listed on the NASDAQ Capital Market or another appointed stock exchange. In the absence of such a general consent, specific consents of the BMA would be required for all issues and transfers of our shares, notes and other securities, unless such issues and/or transfers fall under certain exemptions as provided by the BMA.

Risks Relating to the Offering

Market prices of companies involved in the semiconductor industry, including our company, have been highly volatile and shareholders may not be able to resell their common shares at or above the price they paid.

The trading price of our common shares has been in the past, and may be in the future, subject to wide fluctuations. Since our common shares commenced trading on NASDAQ on June 19, 2001 through May 7, 2012, the market price of our common shares has fluctuated from $0.744 to $60.000 (adjusted for the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. For instance, we make forward-looking statements such as our expected manufacturing capacity, our ability to successfully develop new technologies and remain a technological leader, our ability to maintain control over capacity expansion and facility modifications and or our ability to generate growth or profitable growth. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus and any prospectus supplement that may be filed directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the semiconductor market in several countries, including China. These market data, including industry demand and product pricing, include projections that are based on a number of assumptions. Demand for the end-user applications for semiconductor products; and or capacity in the semiconductor testing and assembly markets may not ultimately develop or increase at the rates and trend expected, or at all. The failure of the market to develop at the projected rates may materially and adversely affect our business, results of operations and the market price of our shares. In addition, the volatility of the semiconductor industry and the current economic conditions subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

Overview

We believe we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are one of the leading independent providers of testing and assembly services for LCD and other flat-panel display driver semiconductors in Taiwan and for advanced memory and logic/mixed-signal products in Taiwan and Mainland China. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive testing and assembly services. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD”. We provide most of our services in Taiwan through our subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is a wholly-owned subsidiary of ThaiLin Semiconductor Corp., or ThaiLin. As of April 30, 2012, ThaiLin, a 42.9% owned subsidiary of ChipMOS Taiwan, owned 19.2% of our common shares, He & Fang 2005 Revocable Living Trust, owned 10.3% of our common shares, Siliconware Precision owned 9.0% of our common shares and 15.8% of ChipMOS Taiwan’s outstanding shares, and Mosel indirectly owned 5.9% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of April 30, 2012.

Notes:

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. We consolidated the financial results of ChipMOS Taiwan, its wholly-owned subsidiary, ChipMOS USA Inc., ThaiLin, Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai.

RECENT DEVELOPMENTS

On April 6, 2012, our majority-owned subsidiary, ChipMOS Taiwan, received confirmation from Taiwan Tainan District Court that it won a public bid to purchase an existing building in the Southern Taiwan Science Park for approximately US$10.1 million. The building is located directly across ChipMOS’ existing facility in Southern Taiwan Science Park and features approximately 393,173 square feet of floor space. The process of title transfer and registration of the building was completed and the title deed of building was received on May 8, 2012.

USE OF PROCEEDS

This prospectus covers the disposition by the selling shareholders of up to 2,500,364 of our common shares. For sales of our common shares by ThaiLin, our subsidiary, ThaiLin will receive the sales proceeds. We will not receive any proceeds from the sale by the other selling shareholders of our common shares.

SELLING SHAREHOLDERS

This prospectus relates to the proposed sale from time to time of up to 2,500,364 of our common shares issued to the selling shareholders named in the table below. We have filed the registration statement of which this prospectus forms a part in order to permit the selling shareholders or its respective transferees, donees, pledgees or successors-in-interest to offer these shares for resale from time to time.

Each of the selling shareholders, or their respective transferees, pledgees, donees or their successors, may resell, from time to time, all, some or none of the common shares covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement.

In the description below, the figures have been adjusted to reflect the Company’s 1-for-every-4 reverse stock split on January 21, 2011.

Description of the Selling Shareholders

The following table, which was prepared based on information publicly filed or supplied to us by the selling shareholders, sets forth, with respect to each of the selling shareholders, the number of shares owned by each of the selling shareholders and the number of shares to be offered by each of the selling shareholders pursuant to this prospectus. The information in this table is based on 33,782,101 common shares outstanding (including 6,474,211 common shares held by our subsidiary, ThaiLin Semiconductor Corp.) as of April 30, 2012. The table assumes that all the shares being offered by the selling shareholders pursuant to this prospectus are ultimately sold in the offering. The selling shareholders may sell some, all or none of their shares covered by this prospectus and as a result the actual number of shares that will be held by the selling shareholders upon termination of the offering may exceed the minimum number set forth in the table.

Name of Selling Shareholder	Number of Common Shares Owned Prior to Offering	Percentage of Common Shares Owned Prior to Offering	Number of Common Shares Offered Pursuant to this Prospectus	Number of Common Shares Owned after Offering(1)	Percentage of Common Shares Owned After Offering(1)
ThaiLin Semiconductor Corp.	6,474,211	19.2%	1,500,000	4,974,211	14.7%
Siliconware Precision Industries Co., Ltd.	3,043,749	9.0%	800,000	2,243,749	6.6%
Ontadon Investments S.A.	200,364	*	200,364	0	0%

*	Less than 1%
(1)	Assumes the sale of all shares being offered in this prospectus.

ThaiLin Semiconductor Corp. (“ThaiLin”)

ThaiLin was incorporated in Taiwan in May 1996, and is listed on the GreTai Securities Market in Taiwan. It is engaged in the provision of semiconductor testing services.

We have an indirect interest in ThaiLin. As of April 30, 2012, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, our 84.2% owned subsidiary held 104.7 million shares of ThaiLin, comprising 42.9% of the outstanding shares in ThaiLin (which does not include 11 million shares of ThaiLin pledged to ChipMOS Taiwan by another shareholder of ThaiLin). These shares were primarily acquired by ChipMOS Taiwan in December 2002. Under applicable accounting principles, ThaiLin was consolidated into our consolidated financial statements in 2003 because ChipMOS Taiwan was deemed to exert significant control over ThaiLin through common directors and management. Mr. Shih-Jye Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, four of the nine directors of ThaiLin are appointed by ChipMOS Taiwan.

As of April 30, 2012, ThaiLin held 6,474,211 of our outstanding shares, corresponding to 19.2% of all of our outstanding shares. ThaiLin’s current holding includes 1,015,158 shares acquired in 2009 pursuant to ThaiLin’s enforcement of its rights under a stock pledge agreement with another shareholder; 506,364 shares accumulated from purchases under a Rule 10b5-1/10b-18 securities purchase program during December 2008 to August 2009; and 4,952,689 shares acquired in 2010 and 2011 pursuant to convertible notes issued by us to ThaiLin in 2009.

Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”)

Siliconware Precision was incorporated in Taiwan in May 1984, and is listed on the Taiwan Stock Exchange. It is engaged in the assembly, testing and turnkey services of integrated circuits.

Siliconware Precision acquired 3,043,749 of our newly issued common shares in a private placement share purchase and subscription transaction completed on March 27, 2007. As part of that transaction we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision, which share purchase transaction was completed in January 2011.

As of April 30, 2012, Siliconware Precision held 3,043,749 of our outstanding shares, corresponding to 9.0% of all of our outstanding shares, and Siliconware Precision also held 15.8% of ChipMOS Taiwan’s outstanding shares.

Ontadon Investments S.A. (“Ontadon”)

Ontadon, organized under the laws of British Virgin Islands, engages in investment activities. As of April 30, 2012, Ontadon owned, 200,364 of our outstanding shares corresponding to 0.6% of all of our outstanding shares, which was acquired in January 2001 pursuant to a purchase and subscription agreement in January 2001.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Appleby, our Bermuda counsel, has advised us that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

Our corporate affairs are governed by our memorandum of association, our bye-laws and laws governing corporations incorporated in Bermuda. Shareholder suits such as class actions (as these terms are understood with respect to corporations incorporated in the United States) are generally not available in Bermuda. Therefore, our shareholders may be less able under Bermuda law than they would be under the laws of the United States or other jurisdictions to protect their interests in connection with actions by our management, members of our board of directors or our controlling shareholders.

DESCRIPTION OF SHARE CAPITAL

Description of Share Capital

Our authorized share capital is US$3,250,000 consists of 62,500,000 common shares of par value US$0.04 per share, and 18,750,000 preferred shares of par value US$0.04 per share.

Common Shares

Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our bye-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities.

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of April 30, 2012, no preferred shares have been issued by our company.

Share Option Plan and Share Appreciation Rights Plan

We have both a share option plan and a share appreciation rights plan in respect of our common shares. In the description below, the figures have been adjusted to reflect the Company’s 1-for-every-4 reverse stock split on January 21, 2011.

We adopted a broad-based share option plan in 2001, which was amended at a special general meeting on March 19, 2004 to increase the number of common shares of par value US$0.04 each available for issuance under the share option plan from 1,450,000 to 2,250,000. In August 2006, we adopted a second broad-based share option plan, which has 1,750,000 common shares of par value US$0.04 each available for issuance. In September 2011, we adopted a third broad-based share option plan, which has 1,000,000 shares of par value US$0.04 each available for issuance. Each share option plan provides that our directors, officers, employees and those of our affiliates may, at the discretion of our board of directors or a committee, be granted options to purchase our shares at an exercise price of no less than the par value of our common shares. The board or the committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. Shares available for issuance under these plans are replenished by shares that were subject to forfeited and expired share options.

In 2009, we granted 494,394 share options, with an exercise price, at the time of grant, ranging from US$0.8528 to US$2.55 per share. In 2009, 174,295 share options were forfeited, 96,250 share options were expired and nil share options were exercised. In 2010, we granted 160,660 share options, with an exercise price, at the time of grant, ranging from US$2.448 to US$5.474 per share. In 2010, 212,049 share options were forfeited, 353,800 share options were expired and 19,246 share options were exercised. In 2011, we granted 692,624 share options, with an exercise price, at the time of grant, ranging from US$4.59 to US$6.222 per share. In 2011, 148,403 share options were forfeited, nil share options were expired and 96,103 share options were exercised. As of December 31, 2011, we had 2,562,172 share options outstanding, with an exercise price ranging from US$0.748 to US$25.908.

In September 2006 and August 2008, we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up 500,000 and 750,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016 and August 2018. In 2009, 293,265 SARs were granted, with an exercise price, at the time of grant, ranging from US$0.884 to US$2.55. In 2009, 51,165 SARs were forfeited and no SARs were exercised. In 2010, 18,625 SARs were granted, with an exercise price, at the time of grant, ranging from US$2.448 to US$3.06. In 2010, 89,300 SARs were forfeited and 15,300 SARS were exercised. In 2011, 525,885 SARs were granted, with an exercise price, at the time of grant, ranging from US$5.151 to US$6.222. In 2011, 70,621 SARs were forfeited and 32,832 SARs were exercised. As of December 31, 2011, we had 1,049,939 SARs outstanding, with an exercise price, at the time of grant, ranging from US$0.748 to US$25.908.

Bermuda Law

We are an exempted company organized under the Bermuda Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders. For example, shareholder suits such as class actions (as these terms are understood with respect to corporations incorporated in the United States) are generally not available in Bermuda.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to our company.

Voting Rights

Under Bermuda law, except as otherwise provided in the Bermuda Companies Act or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Bermuda Companies Act, and except for the resolutions for approving the extraordinary transaction, any question properly proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, either on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands, or on a poll, one vote for each fully paid-up common share held by the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding at least 70.0% of the total voting rights of all the shareholders having the right to vote at such meeting:

•	a resolution for the merger, amalgamation or any other consolidation of us with any other company, wherever incorporated;

•	a resolution for the sale, lease, exchange, transfer or other disposition of all or substantially all of our consolidated assets; or

•	a resolution for the adoption of any plan or proposal for the liquidation of our company.

Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding-up are distributed pro rata in species or in kind among the holders of our common shares in accordance with our bye-laws.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an Annual General Meeting each calendar year, unless according to the provisions of the Bermuda Companies Act, shareholders elect to dispense with the holding of annual general meeting. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder written notice at least five days prior to the annual general meeting, unless otherwise agreed by all shareholders having the right to vote at that annual general meeting, and written notice at least five days prior to any special general meeting, unless otherwise agreed by a majority of shareholders having a right to vote at that special general meeting, and together holding at least 95% of the paid-up capital of the company carrying the right to vote at that meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of the company. Our bye-laws provide that at least two shareholders present in person or by proxy and holding shares representing at least 50% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum. Our bye-laws further provide that, in respect of a general meeting adjourned for lack of quorum, at least two shareholders present in person or by proxy holding shares representing 33 1/3% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum.

Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers), and any alteration to its memorandum of association and documents relating to an increase or reduction of authorized share capital. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which, unless agreed by all shareholders and directors, must be laid before the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public for not less than two hours each day without charge. Any member of the public may require a copy of the register, or of any part thereof, on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda and a branch register in New Jersey, USA. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or Removal of Directors

Under Bermuda law and our bye-laws, directors are elected or appointed at an annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed for cause or resign or otherwise cease to be directors under Bermuda law or our bye-laws.

A director may be removed for cause at a special general meeting of shareholders specifically called for that purpose, provided that the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any election by the shareholders, by the board of directors.

Board Actions

Our bye-laws provide that the quorum necessary for the transaction of business is two individual directors of the board, and that questions arising at a properly convened meeting of the board of directors must be approved by a majority of the votes present and entitled to be cast. In the case of an equality of votes, the chairman of the meeting is entitled to a second or casting vote.

The board of directors may appoint any of our directors to act as our managing director or other senior executive, on such terms and conditions as it may determine, including with respect to remuneration.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may, with the consent of the Minister of Finance of Bermuda (if required), be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws, other than the bye-law separating our board of directors into three classes, may be amended by the board of directors if the amendment is approved by a majority of votes cast by our directors and by our shareholders by a resolution passed by a majority of votes cast at a general meeting. Any amendment to our bye-law separating a board of directors into three classes must be approved by our board of directors and by shareholders holding shares representing at least 60% of the total voting rights of all our shareholders having the right to vote at such general meeting.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation or a merger of two Bermuda companies, a shareholder who did not vote in favour of the amalgamation or the merger and who is not satisfied that fair value has been paid for such shareholder’s shares may apply to the Bermuda Court to appraise the fair value of those shares. The Bermuda Companies Act provides that, subject to the terms of a company’s bye-laws, the amalgamation or merger of a Bermuda company with another company requires the amalgamation or merger agreement to be approved by the board of directors and, except where the amalgamation or merger is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly-owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of each company or class, as the case may be. Under our bye-laws, any resolution proposed for consideration at any general meeting to approve the merger, amalgamation or any other consolidation of our company with any other company, wherever incorporated shall require the approval of our shareholders holding shares representing at least 70% of the total voting rights of all our shareholders, and the quorum to be at least two shareholders present in person or by proxy holdings shares representing at least 50% of the total voting rights of all our shareholders.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

PLAN OF DISTRIBUTION

Our common shares covered by this prospectus may be offered and sold by the selling shareholders, or by transferees, assignees, donees, pledgees or other successors-in-interest of such shares received from the selling shareholders, directly or indirectly through brokers-dealers, agents or underwriters on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which such shares are traded, or through private transactions. Our common shares covered by this prospectus may be sold by any method permitted by law, including, without limitation, one or more of following transactions:

•	ordinary brokerage transactions or transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal and the subsequent resale by such broker or dealer for its account;

•	block trades, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

•	through the writing of options on the shares, whether such options are listed on an options exchange or otherwise;

•	the disposition of the shares by any securities intermediary, secured party or other pledgee in connection with a pledge of the shares as collateral to secure debt or other obligations;

•	an exchange distribution in accordance with the rules of the applicable stock exchange;

•	through privately negotiated transactions;

•	through the settlement of short sales entered into after the date of this prospectus;

•	by agreement with a broker-dealers to sell a specified number of shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling shareholders may also transfer their shares by means of gifts, donations and contributions. Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, directly or through brokers-dealers or agents and in private or public transactions.

The selling shareholders may sell their shares at market prices prevailing at the time of sale, at negotiated prices, at fixed prices or without consideration by any legally available means. The aggregate net proceeds from the sale of the common shares will be the purchase price of such shares less any discounts, concessions or commissions received by broker-dealers or agents. For sales of common shares by ThaiLin, our subsidiary, ThaiLin will receive proceeds from the sale of such shares. We will not receive any proceeds from the sale of any shares by the other selling shareholders.

The selling shareholders and any broker-dealers or agents who participate in the distribution of our common shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commission received by such broker-dealers or agent on the sales and any profit on the resale of share purchased by broker-dealers or agent may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

To the extent required with respect to a particular offer or sale of our common shares by the selling shareholders, we will file a prospectus supplement pursuant to Section 424(b) of the Securities Act, which will accompany this prospectus, to disclose:

•	the number of shares to be sold;

•	the purchase price;

•	the name of any broker-dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses; and

•	any other relevant information required by the Securities Act.

There is no assurance that the selling shareholders will sell any or all of its shares. We have agreed to make available to the selling shareholders copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.

The selling shareholders may also sell all or a portion of our common shares in open market transactions under Section 4(1) of the Securities Act including transactions in accordance with Rule 144 promulgated thereunder, rather than under the shelf registration statement, of which this prospectus forms a part.

Pursuant to a requirement by The Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by the selling shareholders for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

Sale through Underwriters or Dealers

The Company and the selling shareholders intend to enter into an underwriting agreement with an underwriter with respect to the timing, price, manner and size of each sale by the selling shareholders. If underwriters are used in the sale, the underwriters will acquire the shares for their own account, including through underwriting, purchase, security lending or repurchase agreements with us and the selling shareholders. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the shares in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer the shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of shares offered through this prospectus, the selling shareholders will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

VALIDITY OF THE SHARES

The validity of the issued shares of our company from a Bermuda law perspective will be passed upon for us by Appleby.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s annual report on Form 20-F for the year ended December 31, 2011, and the effectiveness of ChipMOS’ internal control over financial reporting have been audited by Moore Stephens, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The office of Moore Stephens is located at 905 Silvercord, Tower 2, 30 Canton Road Tsimshatsui, Kowloon, Hong Kong.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the shares covered by this prospectus.

SEC registration fee		$3,475
FINRA filing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing costs		*
Miscellaneous		*
Total	$	*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

Some but not all of the selling shareholders have agreed to bear a portion of our expenses relating to the registration of the common shares registered pursuant to the registration statement, of which this prospectus forms a part. The underwriter’s sales commission and expenses shall be paid by the selling shareholders.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may in its bye-laws or in any contract or arrangement between the Bermuda company and its directors, officers or auditors, exempt such persons from, or indemnify such persons in respect of, any loss arising or liability attaching to such persons which by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such persons may be guilty in relation to the Bermuda company or any subsidiary thereof, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the Bermuda company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is given in their favor or in which they are acquitted or when relief is granted to them by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

Under our bye-laws, every director, officer, resident representative and committee member shall be indemnified out of our funds against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as director, officer, resident representative or committee member; provided that the indemnity contained in our bye-laws will not extend to any matter which would render it void under the Bermuda Companies Act as discussed above. Our bye-laws also provide that the Company and its shareholders waive all claims or rights of action that they might have, whether individually or by or in the right of the Company, against any of the Company’s directors, officers or committee members for any act or failure to act in the performance of his duties with or for the Company, except in respect of any claims or rights of action arising out of the fraud of such director, officer or committee member or to recover any gain, personal profit or advantage to which such director, officer or committee member is not legally entitled.

Additionally, the underwriting agreement, which will be filed as Exhibit 1.1 to a post-effective amendment to this registration statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference, will provide for the underwriters named therein to indemnify and hold harmless us and each of our directors, officers and controlling persons from and against certain liabilities, including liabilities under the Securities Act. The underwriting agreement will also provide that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

ITEM 9.	EXHIBITS

The exhibits to this registration statement are listed on the Index to Exhibits to this registration statement, which Index to Exhibits is hereby incorporated by reference.

ITEM 10.	UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Exchange Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hsin Chu, Republic of China, on June 13, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shih-Jye CHENG Name: Shih-Jye CHENG	Chairman and Chief Executive Officer/Principal Executive Officer/Director	June 13, 2012

/s/ Shou-Kang CHEN Name: Shou-Kang CHEN	Chief Financial Officer/Principal Accounting Officer/Director	June 13, 2012

* Name: Chin-Shyh OU	Deputy Chairman/Director

* Name: Hsing-Ti TUAN	Director

* Name: Yeong-Her WANG	Director

* Name: Chao-Jung TSAI	Director

* Name: Antonio R. ALVAREZ	Director

* Name: John Yee Woon SETO	Director

* Name: Rong HSU	Director

*By	/s/ Shih-Jye CHENG; /s/ Shou-Kang CHEN
Shih-Jye CHENG; Shou-Kang CHEN Attorneys-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ChipMOS TECHNOLOGIES (Bermuda) LTD., has signed this Registration Statement on June 13, 2012.

ChipMOS U.S.A., INC.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

4.1	Bye-Laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

4.2	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(2)

5.1	Opinion of Appleby regarding the validity of the issued shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. from a Bermuda law perspective.

23.1	Consent of Moore Stephens, Independent Registered Public Accounting Firm.

23.2	Consent of Lee and Li, Republic of China Special Counsel.

23.3	Consents of Appleby, Bermuda Counsel (included in Exhibit 5.1).

24.1	Powers of Attorney (included as part of signature page).(3)

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.
(1)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.
(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(3)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-181367), filed on May 11, 2012.